MORI HAMADA & MATSUMOTO

NKK Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

[redacted]

03037235

November 5, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.



Re: JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD. (the "Company")
Commission File No. 82-34657

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing Annual Report 2003 and the English translation of Financial Report for the Six-Month Period Ended September 30, 2003 (Non-Consolidated) of the Company, which was manually signed by Mr. Shunsuke Takahara, Managing Director of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter with the enclosure by stamping the enclosed copy and returning it to us in the self-addressed envelope provided. If there are any questions concerning the above, please contact the undersigned.



Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barclay Street, New York, New York 10286, U.S.A.

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549



**Report of Foreign Private Issuer**

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology &
Systems Co., Ltd. (Registrant)

October 30, 2003

By: S Takahara
Shunsuke Takahara
Managing Director

October 29,2003

# Financial Report for the Six-Month Period Ended September 30, 2003 (Non-Consolidated)

## Japan Future Information Technology & Systems Co., Ltd. (JFITS)

Listings: JASDAQ
Code: 4836
URL: http://www.jfits.co.jp/
Date of the Meeting of the Board of Directors to Settle Interim Accounts: October 29,2003
The Company has a policy of paying interim dividends.

### 1. Business Results for Interim Period of Fiscal Year 2004 (From April 1, 2003 to September 30, 2003)

### (1) Results of Operations

(Figures are rounded to the nearest million yen)

| | Net Sales | Change | Operating Income | Change | Ordinary Income | Change | Net Income | Change | Net Income per Share |
|---|---|---|---|---|---|---|---|---|---|
| | Million yen | % | Million yen | % | Million yen | % | Million yen | % | Yen |
| Current Interim Period | 3,421 | (31.9) | (446) | - | (476) | - | (300) | - | (9,108.99) |
| Previous Interim Period | 5,022 | 55.8 | 337 | 144.7 | 328 | 189.9 | 327 | 190.0 | 9,999.84 |
| Fiscal Year 2003 | 10,300 | | 746 | | 723 | | 1,019 | | 30,764.11 |

Notes) 1. Equity in net income / (loss) of affiliates
Current interim period: 76 million yen
Previous interim period: (231) million yen
Fiscal year 2003: (348) million yen
2. Average number of shares outstanding during the period
Current interim period: 32,931 shares
Previous interim period: 32,681 shares
Fiscal year 2003: 32,824 shares
3. Change in accounting policies: None
4. Percentages for net sales, operating income, ordinary income and net income indicate changes from the corresponding period of the fiscal year 2003

### (2) Dividends

| | Interim Dividends per Share | Annual Dividends per Share |
|---|---|---|
| | Yen | Yen |
| Current Interim Period | — | — |
| Previous Interim Period | — | — |
| Fiscal Year 2003 | — | 3,000.00 |

### (3) Financial Position

| | Total Assets | Shareholders' Equity | Shareholders' Equity Ratio | Shareholders' Equity per Share |
|---|---|---|---|---|
| | Million yen | Million yen | % | Yen |
| Current Interim Period | 10,393 | 4,026 | 38.7 | 121,365.82 |
| Previous Interim Period | 9,047 | 3,689 | 40.8 | 112,078.39 |
| Fiscal Year 2003 | 10,091 | 4,394 | 43.5 | 132,973.21 |

Notes) Number of shares outstanding at the end of the period
Current Interim Period: 33,168 shares
Previous Interim Period: 32,913 shares
Fiscal Year 2003: 32,975 shares
2. Number of treasury shares at the end of the period
Current Interim Period: 165 shares
Previous Interim Period: - shares
Fiscal Year 2003: 61 shares

### (4) Cash Flows

| | Cash Flows from Operating Activities | Cash Flows from Investing Activities | Cash Flows from Financing Activities | Cash and Cash Equivalents, End of Year |
|---|---|---|---|---|
| | Million yen | Million yen | Million yen | Million yen |
| Current Interim Period | 212 | (474) | (113) | 3,078 |
| Previous Interim Period | 1,036 | (80) | 129 | 3,297 |
| Fiscal Year 2003 | 1,138 | (513) | 617 | 3,453 |

## 2. Business Results Forecast for the Fiscal Year 2004 (From April 1, 2003 to March 31, 2004)

| | Net Sales | Ordinary Income | Net Income | Annual Dividends per Share | |
|---|---|---|---|---|---|
| | | | | Year-end | |
| | Million yen | Million yen | Million yen | Yen | Yen |
| Full-year | 9,000 | 100 | 60 | 3,000.00 | 3,000.00 |

Reference) Expected net income per share (full-year basis): 1,800.02 yen

*(Note)*

*The estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends, exchange rates and changes in information technology involving the Company's systems.*

※This financial report is solely a translation of summary of Japanese "*Chukan kessan Tanshin*(including attachments)", which has been prepared in accordance with accounting principles and practices generally accepted in Japan, for the convenience of readers who prefer English Translation.

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the Six-Month Period Ended September 30, 2002 And 2003

| | Million of yen | |
|---|---|---|
| | 2002 | 2003 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | ¥3,298 | ¥2,578 |
| Deposit with Parent | - | 500 |
| Notes and accounts receivable: | | |
| Customers | 2,589 | 2,730 |
| Parent | 11 | - |
| Allowance for doubtful accounts | (2) | - |
| | 2,598 | 2,730 |
| Merchandise | 5 | 13 |
| Systems in progress | 791 | 446 |
| Prepaid expense | 89 | 264 |
| Deferred income taxes | | 360 |
| Other current assets | 11 | 38 |
| Total current assets | 6,792 | 6,929 |
| Investments: | | |
| Investments in affiliates | 1,510 | 2,110 |
| Investments in securities | 109 | 233 |
| Total investments | 1,619 | 2,343 |
| Property and equipment | 71 | 82 |
| Leasehold deposits | 235 | 280 |
| Intangible assets | 330 | 644 |
| Deferred income taxes | - | 115 |
| Total assets | ¥9,047 | ¥10,393 |

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the Six-Month Period Ended September 30, 2002 And 2003

| | Million of yen | |
|---|---|---|
| | 2002 | 2003 |
| Liabilities And Shareholders' Equity | | |
| Current liabilities: | | |
| Short-term loans : | | |
| Financial institutions | ¥3,000 | ¥3,500 |
| Accounts payable: | | |
| Suppliers | 1,094 | 1,530 |
| Parent | 45 | 19 |
| | 1,139 | 1,549 |
| Advances | 296 | 440 |
| Accrued income taxes | 1 | 1 |
| Consumption taxes payable | 45 | - |
| Accrued bonuses to employees | 304 | 283 |
| Accrued expenses | 118 | 183 |
| Deposit received | 20 | 23 |
| Other current liabilities | 203 | 76 |
| Total current liabilities | 5,126 | 6,055 |
| Non-current liabilities: | | |
| Reserve for employees' retirement benefits | 232 | 312 |
| Total non-current liabilities | 232 | 312 |
| Total liabilities | 5,358 | 6,367 |
| Shareholders' equity : | | |
| Common stock, | | |
| Authorized: | | |
| 130,000 shares at September 30, 2002 | | |
| 130,000 shares at September 30, 2003 | | |
| Issued: | | |
| 32,913 shares at September 30, 2002 | | |
| 33,333 shares at September 30, 2003 | 1,059 | 1,068 |
| Additional paid-in capital | 1,481 | 1,482 |
| Retained earnings | 1,212 | 1,496 |
| Unrealized gains on securities | (63) | 17 |
| Treasury stocks | - | (37) |
| 165 shares at September 30, 2003 | | |
| Total shareholders' equity | 3,689 | 4,026 |
| Total liabilities and shareholders' equity | ¥9,047 | ¥10,393 |

Japan Future Information Technology & Systems Co., Ltd.

Statements of Income

Financial Report for the Six-Month Period Ended September 30, 2001, 2002 And 2003

| | Million of yen | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Net sales | ¥3,224 | ¥5,022 | ¥3,421 |
| Cost of sales | 2,279 | 3,871 | 3,035 |
| Gross profit | 945 | 1,151 | 386 |
| Selling, general and administrative expenses | 807 | 814 | 852 |
| Operating income (loss) | 138 | 337 | (466) |
| Other income (expenses): | | | |
| Interest income | - | - | 2 |
| Interest expense | (11) | (14) | (17) |
| Others, net | (14) | 5 | 5 |
| Income before income taxes (loss) | 113 | 328 | (476) |
| Income taxes: Current | 0 | 1 | 1 |
| Income taxes: Deferred | - | - | (177) |
| Net income (loss) | ¥113 | ¥327 | (¥300) |

| | Yen | | |
|---|---|---|---|
| Per share: | | | |
| Basic earnings | ¥3,484.24 | ¥9,999.84 | (¥9,108.99) |
| Diluted earnings | ¥3,341.35 | ¥9,573.33 | - |
| Total shareholders' equity | ¥88,121.94 | ¥112,078.39 | ¥121,365.82 |
| Weighted average number of shares | 32,341 | 32,681 | 32,931 |